Exhibit 99.2

FORM 62-103F1

REQUIRED DISCLOSURE UNDER THE EARLY WARNING REQUIREMENTS

Item 1 – Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

Units (the “Units”) of Eminent Gold Corp. (the “Issuer”)

Eminent Gold Corp.
1055 West Georgia Street
1500 Royal Centre

PO Box 11117

Vancouver, British Columbia, V6E 4N7

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

N/A. The transaction is a private placement by the Issuer, which is listed on the TSX Venture Exchange.

Item 2 – Identity of the Acquiror

2.1	State the name and address of the acquiror.

Kinross Gold Corporation (“Kinross”)

25 York Street, 17th Floor

Toronto, Ontario

M5J 2V5

Kinross is incorporated under the laws of Ontario. Kinross is a Canada-based senior gold producer.

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On May 2, 2025, Kinross acquired an aggregate of 7,574,237 Units at a price of $0.40 per Unit (the “Acquisition”) pursuant to the closing of a private placement by the Issuer of 10,711,900 Units. Each Unit consisted of one common share in the capital of the Issuer (each, a “Share”) and one-half of one Share purchase warrant (each whole warrant being a “Warrant”). Each Warrant shall entitle the holder thereof to acquire one Share at an exercise price of $0.70 per Share for a period of 24 months from their issuance.

2.3	State the names of any joint actors.

Not applicable.

Item 3 – Interest in Securities of the Reporting Issuer

3.1	State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquiror’s securityholding percentage in the class of securities.

Prior to the Acquisition, Kinross did not own or have control over any securities of the Issuer. As a result of the Acquisition, Kinross acquired an aggregate of 7,574,237 Shares and 3,787,118 Warrants, representing approximately 9.9% of the issued and outstanding Shares on a non-diluted basis and 14.15% of the issued and outstanding Shares on a partially diluted basis.

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.

See Item 3.1.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

See Item 3.1.

3.5	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)	the acquiror, either alone or together with any joint actors, has ownership and control,

See Item 3.1.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6	If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7	If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8	If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 – Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

Pursuant to the Acquisition, Kinross purchased 7,574,237 Units at a price of $0.40 per Unit and an aggregate purchase price of $3,029,694.80.

4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See Item 4.1.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5 – Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)	a material change in the present capitalization or dividend policy of the reporting issuer;

(f)	a material change in the reporting issuer’s business or corporate structure;

(g)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j)	a solicitation of proxies from securityholders;

(k)	an action similar to any of those enumerated above.

Kinross acquired the Units for investments purposes. Kinross may, from time to time, increase or decrease its investment in the Issuer through market transactions, private placements, treasury issuances or otherwise, including pursuant to the terms of the Investor Rights Agreement (defined below) between Kinross and the Issuer.

Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Concurrently with the completion of the Acquisition, Kinross and the Issuer entered into an investor rights agreement dated May 2, 2025 (the “Investors Rights Agreement”). The Material terms of the Investor Rights Agreement are summarized below. A copy of the Investor Rights Agreement will be available on the Issuer’s profile on SEDAR+ at www.sedarplus.ca.

•	Kinross will have the right to participate in future equity distributions by the Issuer, including where the Issuer issues securities for non-cash assets, to maintain its pro-rata ownership interest in the Issuer as of such date. Where such equity distributions are for cash, Kinross will be able to participate on the same terms as other investors. Where such equity distributions are for non-cash assets, securities issued to Kinross will be priced at the greater of the five-day VWAP and the minimum price permitted by the TSX Venture Exchange.

•	Where the equity distribution will be for less than 2.5% of the Issuer's outstanding shares, Kinross will have the right to defer participation.

•	Annually, Kinross will have the right to top up its ownership interest to take into account any securities issued on exercise of convertible securities and any equity distributions it has deferred participation in. Kinross will have a right to increase its ownership percentage to 19.9% of the outstanding shares, calculated on a partially diluted basis.

•	If Kinross exercises this right, Kinross will have the right to nominate one person to the Issuer’s board of directors. The nomination right will continue until such time as either Kinross' ownership percentage is reduced to 9.9%, or the Investor Rights Agreement is terminated.

•	The Issuer and Kinross will form a technical advisory committee in respect of the Issuer's Hot Springs Range and Celts Projects, which shall be composed of 4 members, 2 of which shall be appointed by Kinross.

•	Kinross will be granted a right of first offer in respect of any potential option transactions for the Hot Springs Range Project.

•	Kinross has agreed to a standstill at 19.9%, calculated on a partially diluted basis.

•	Kinross' participation rights, and the Issuer's obligation to maintain a technical advisory committee, will terminate at such time as Kinross' ownership interest declines to below 4.9%.

•	If at any time after the second anniversary of the Investor Rights Agreement, the Issuer completes any equity financing, non-cash transaction or issues top-up securities that individually result in the issuance by the Company of such number of common shares (including any common shares underlying any convertible securities so issued) equal to at least 2.5% of the outstanding common shares immediately prior to such issuance and, for any reason, Kinross declines, on any two separate occasions, to exercise either their participation right in respect of such issuance, Kinross shall forfeit its right to the technical advisory committee, its participation rights and its ROFO right.

Item 7 – Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 8 – Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

[Signature Page Follows]

Item 9 – Certification

I, as the acquiror, certify, or I, as the agent filing this report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

Date: May 2, 2025

KINROSS GOLD CORPORATION

By:	“Luke Crosby”
Name: Luke Crosby
Title: SVP, General Counsel & Corporate Secretary